UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On May 6, 2026, at 11:00 a.m., Shanghai Time (May 5, 2026, at 11:00 p.m. Eastern Time), Eshallgo Inc. held a meeting of the holders of class A ordinary shares of a par value of $0.0016 each (the “Class A Ordinary Shares”) (the “Class A Meeting”) at the principal office of the Company located at No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120. Immediately following the Class A Meeting, the Company held a meeting of the holders of class B ordinary shares of a par value of $0.0016 each (the “Class B Ordinary Shares”) (the “Class B Meeting”), at the same location. Immediately following the Class B Meeting, the Company held an extraordinary general meeting of the shareholders of (the “Extraordinary General Meeting”), at the same location.

As of the record date of April 20, 2026 (the “Record Date”), there were 1,656,609 Class A Ordinary Shares and 366,000 Class B Ordinary Shares outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to fifty (50) votes for each Class B Ordinary Share held for each of the proposals.

Class A Meeting

Holders of 589,047 Class A Ordinary Shares of the Company were present in person or by proxy at the Class A Meeting, representing approximately 35.5% in nominal or par value amount of the issued Class A Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to all the Class A Ordinary Shares outstanding and entitled to vote at the Class A Meeting as of the Record Date. The matter voted on at the Class A Meeting was approved. The final voting results for the matter submitted to a vote of shareholders at the Class A Meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution of the holders of the Class A Ordinary Shares to approve that: with immediate effect, the voting rights attached to each Class B Ordinary Share of the Company be increased from fifty (50) votes to four hundred (400) votes on all matters subject to vote at general meetings of the Company.	589,047	0	0

Class B Meeting

Holders of 366,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Class B Meeting, representing 100% in nominal or par value amount of the issued Class B Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of one-third of all votes attaching to the Class B Ordinary Shares outstanding and entitled to vote at the Class B Meeting as of the Record Date. The matter voted on at the Class B Meeting was approved. The final voting results for the matter submitted to a vote of shareholders at the Class B Meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution of the holders of the Class B Ordinary Shares to approve that: with immediate effect, the voting rights attached to each Class B Ordinary Share be increased from fifty (50) votes to four hundred (400) votes on all matters subject to vote at general meetings of the Company.	18,300,000	0	0

Extraordinary General Meeting

Holders of at least 589,047 Class A Ordinary Shares and holders of 366,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Extraordinary General Meeting, representing approximately 35.5% of the 1,656,609 outstanding Class A Ordinary Shares and 100% of the 366,000 outstanding Class B Ordinary Shares, and 94.7% of the total voting power as of the Record Date, and therefore constituting a quorum of at least one-third of one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the Extraordinary General Meeting as of the Record Date. All matters voted on at the Extraordinary General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

	For	Against	Abstain

Proposal 1: By a special resolution, subject to approval by the holders of Class A Ordinary Shares of the Proposal of the Class A Meeting and the holders of Class B Ordinary Shares of the Proposal of the Class B Meeting, to (i) approve the increase of the voting rights attached to each Class B Ordinary Share from fifty (50) votes to four hundred (400) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights of Class B Ordinary Shares”) and (ii) approve the following amendments of the Company’s existing articles of association to reflect the Change of Voting Rights of Class B Ordinary Shares with immediate effect:

Article 12 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 12:

“Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to four hundred (400) votes on all matters subject to vote at general meetings of the Company.”

Article 77 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 77:

“Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and four hundred (400) votes for each Class B Ordinary Share of which he is the holder.”

(the “Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77”)

	18,889,047	0	0

Proposal 2: By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value of US$0.0016 each, comprising (i) 28,125,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 3,125,000 class B ordinary shares of a par value of US$0.0016 each, to US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each, by the creation of additional 112,471,875,000 Class A Ordinary Shares and 12,496,875,000 Class B Ordinary Shares, with immediate effect (the “Share Capital Increase”).	18,889,047	0	0

Proposal 3:  By a special resolution, subject to and immediately following the Share Capital Increase being effected, to approve that Clause 7 of the Company’s existing memorandum of association be deleted in its entirety and replaced with the following new Clause 7 with immediate effect:

“The authorised share capital of the Company is US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each (however designated) as the board of directors may determine in accordance with Article 9 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.”

(the “Amendment to Clause 7”)

	18,889,047	0	0

Proposal 4: By a special resolution, to approve that Article 66 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 66 with immediate effect:

“If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.”

(the “Amendment to Article 66”)

	18,889,047	0	0

Proposal 5: By an ordinary resolution, to (a) implement a new round of share consolidations of the Company’s issued and authorized but unissued class A ordinary shares and class B ordinary shares, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the EGM; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.	18,889,047	0	0

Proposal 6: By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) each director of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents, which are ancillary to the Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77, the Share Capital Increase, the Amendment to Clause 7, the Amendment to Article 66, the Share Consolidations, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies in the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s registered office provider and/or transfer agent be and is hereby instructed severally to cancel the original share certificate(s) (if any), issue new share certificate(s) upon request, and update the register of members of the Company and/or the list(s) of shareholder(s) (as applicable) of the Company in respect of the foregoing resolutions.	18,889,047	0	0

Proposal 7: By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Six.	18,889,047	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eshallgo Inc.

Date: May 12, 2026	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

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